UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 12)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,308,472	Filing Party: Sanofi-Aventis
Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 12 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The Expiration Date of the Offer is extended to 11:59 p.m., New York City time, on Tuesday, February 15, 2011. The Depositary for the Offer has indicated that, as of 11:59 p.m. on January 21, 2011, approximately 1,091,618 Shares (including Shares subject to guarantees of delivery, but not including the 100 shares owned by sanofi-aventis) have been tendered into and not withdrawn from the Offer.

(2) The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(M) and is incorporated herein by reference.

Items 1 to 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The sub-section captioned “Litigation” in Section 15 (“Certain Matters; Regulatory Approvals”) is hereby amended by appending the following disclosure at the end of such sub-section:

On December 29, 2010, the court granted the unopposed motion to consolidate the Morelos Revocable Trust, Malina, Resendes and Field Actions. On January 18, 2011, plaintiffs in the consolidated action filed an Amended Shareholder Class Action Complaint (the “Amended Complaint”) against Genzyme, the members of its board of directors and its chief financial officer, alleging, among other things, that the Schedule 14D-9 that Genzyme filed with the SEC on October 7, 2010 fails to disclose all material information and is otherwise materially misleading, in violation of Section 14(e) of the Securities Exchange Act of 1934 and the Genzyme directors’ fiduciary duty of disclosure under state law. The Amended Complaint further alleges that the Genzyme directors breached their fiduciary duties of loyalty, due care and good faith by failing to pursue discussions with Parent regarding a potential transaction between the two companies. The Amended Complaint seeks, among other things, an order appointing an independent special committee with authority to negotiate with Parent and pursue other opportunities to maximize shareholder value, an order requiring the defendants to disclose to Genzyme’s shareholders the information allegedly omitted from or misrepresented in the Schedule 14D-9, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. The defendants have not yet responded to the Amended Complaint.

(2) Schedule I of the Offer to Purchase is amended by striking the name of Wayne Pisano as a Director of the Purchaser, and the related disclosure on page I-1, and by inserting the following:

Paul Chew Director

Paul Chew is Senior Vice President, Chief Science Officer/Chief Medical Officer, sanofi-aventis U.S. since March 2009. Prior to his role as Chief Science Officer/Chief Medical Officer, Paul served as President, U.S. R&D, the head of Clinical Investigations, Thrombosis Department and head of the Metabolism and Diabetes Department. Before joining the sanofi-aventis organization in 2001, Paul held numerous positions within the clinical organization at Bristol-Myers Squibb Company, including Vice President, US Medical Affairs and Executive Medical Director, Cardiovascular Development. Prior to joining the pharmaceutical industry, Paul held various positions on the staffs of the Francis Scott Key Medical Center and the Johns Hopkins Hospital, Departments of Cardiology and Radiology.

Paul holds a B.A. from Johns Hopkins University and an M.D. from The Johns Hopkins School of Medicine. Following his residency, Paul completed post-doctoral and angioplasty fellowships at the Division of Cardiology at The Johns Hopkins Hospital.

Paul is a member of the American Heart Association and has published 37 articles in the area of cardiology. He is certified by the American Board of Internal Medicine as a Diplomate Internal Medicine, Diplomate Subspecialty Cardiovascular Disease and holds Medical Licensure in the state of New Jersey.

Paul Chew is a citizen of the United States of America.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(5)(M)         Press Release issued by Sanofi-Aventis on January 24, 2011.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/s/ Alexandre Lemoalle

Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/s/ Karen Linehan

Name:	Karen Linehan
Title:	Authorized Signatory

Date: January 24, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by Sanofi-Aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by Sanofi-Aventis on November 8, 2010.*

(a)(5)(I)	Press Release issued by Sanofi-Aventis on December 13, 2010.*

(a)(5)(J)	Press Release issued by Sanofi-Aventis on January 9, 2011.*

(a)(5)(K)	Excerpt from Investor Presentation by Sanofi-Aventis on January 11, 2011.*

(a)(5)(L)	Press Release issued by Sanofi-Aventis on January 12, 2011.*

(a)(5)(M)	Press Release issued by Sanofi-Aventis on January 24, 2011.**

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.